ACCEL LIQUID GELS, INC.

5308 W. Cygnus Hill Cove

West Jordan, UT 84081

September 17, 2021

VIA EDGAR AND EMAIL

United States Security and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:  ACCEL LIQUID GELS, INC.

Amendment No. 2 to Registration Statement on Form S-1

Form S-1 Filed on July 26, 2021

Amendment No. 2 to Registration Statement on Form S-1 Filed on September 10, 2021

File No. 333-258166

Ladies and Gentlemen:

Pursuant to the July 26, 2021 Registration Statement, as amended, the undersigned (the “Company”) respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective by 5:00PM EDT on September 21, 2021, or as soon thereafter as it is practicable.

The Company hereby acknowledges that:

● Should the Security and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

● The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

● The Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated  by the Commission or any person under the federal securities laws of the United States.

Please contact our independent legal counsel, Keith N. Hamilton, at (801) 201-8786 or keith@knhamilton.com, with any questions you may have regarding this request.  In addition, please notify Mr. Hamilton when this request for acceleration has been granted.

Sincerely,

/s/ Pauline Carson

Pauline Carson

Chief Executive Officer

ACCEL LIQUID GELS, INC.

cc:          Keith N. Hamilton